Exhibit 99.1

argenx Appoints Karl Gubitz as Chief Financial Officer

June 1, 2021

Breda, the Netherlands – argenx (Euronext & Nasdaq: ARGX), a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases and cancer, today announced the appointment of Mr. Karl Gubitz as Chief Financial Officer. Mr. Gubitz brings to argenx nearly 20 years of global pharmaceutical leadership experience, specifically in financial planning and analysis, business partnerships and product commercialization. He will succeed Eric Castaldi, who will remain with the company through June 30, 2021.

“We are delighted to welcome Karl to our executive leadership team as he has an impressive track record of successfully establishing commercial organizations and providing strategic financial direction for global biopharmaceutical companies,” said Tim Van Hauwermeiren, CEO of argenx. “Karl’s insight and financial expertise will make him an indispensable member of the team as we advance our vision of developing an integrated, innovative, global immunology organization that aims to impact the lives of patients.”

“On behalf of the argenx management team and Board of Directors, we thank Eric for his significant contributions as we have grown from a private company to a near-commercial organization. It has been a pleasure working with him and we are grateful for the integral role he played in our growth and success over the last seven years. He will always be a part of the argenx family and we wish him well in all his future ventures,” added Mr. Van Hauwermeiren.

Mr. Gubitz has nearly 20 years of experience as a senior finance professional in the pharmaceutical industry at Pfizer, where he most recently served as Vice President of Finance within the Global Oncology business. At Pfizer, he successfully negotiated the commercialization model for tanezumab with Eli Lilly in all non-U.S. markets as well as the Myovant co-commercialization agreement for Orgovyx™. Within Pfizer, Mr. Gubitz has held country, regional, and global positions, and consistently delivered top-line growth. He has managed teams of over 250 colleagues in roles such as Vice President of Finance in the Global Internal Medicine business and Vice President of Finance, North America in the Global Innovative Products business. Prior to joining Pfizer in 2003, Mr. Gubitz held various management roles at PricewaterhouseCoopers. Mr. Gubitz holds a Master of Business Administration from Henley Management College in the United Kingdom, a Bachelor of Computing from the University of South Africa, and a Bachelor of Commerce from the University of Pretoria.

“This is a particularly exciting time to be joining argenx, as the Company nears the first potential commercial launch of its lead product, efgartigimod,” said Mr. Gubitz. “I look forward to working alongside this talented team as we transition to a commercial-stage company and grow argenx’s global immunology footprint to improve the lives of patients suffering from a variety of autoimmune diseases.”

About argenx

argenx is a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases and cancer. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx is evaluating efgartigimod in multiple serious autoimmune diseases, and cusatuzumab in hematological cancers in collaboration with Janssen. argenx is also advancing several earlier stage experimental medicines within its therapeutic franchises. argenx has offices in Belgium, the United States, Japan, and Switzerland. For more information, visit www.argenx.com and follow us on LinkedIn at https://www.linkedin.com/company/argenx/ and Twitter at https://twitter.com/argenxglobal.

For further information, please contact:

Media:

Kelsey Kirk
kkirk@argenx.com

Joke Comijn
jcomijn@argenx.com

Investors:

Beth DelGiacco
bdelgiacco@argenx.com

Michelle Greenblatt
mgreenblatt@argenx.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should” and include statements argenx makes concerning its  commercial readiness; its hope to reach patients this year; its statements regarding the therapeutic potential of Efgartigimod in patients; 2021 business and financial outlook and related plans; the therapeutic potential of its product candidates; the intended results of its strategy and argenx’s, and its collaboration partners’, advancement of, and anticipated clinical development, data readouts and regulatory milestones and plans, including the timing of planned clinical trials and expected data readouts; the design of future clinical trials and the timing and outcome of regulatory filings and regulatory approvals. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including the effects of the COVID-19 pandemic, argenx’s expectations regarding its the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.